Mail Stop 6010

November 3, 2008

Mr. Luis A. Mostacero
Vice President of Finance
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

> **Re: Paradigm Medical Industries, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-KSB for the Year Ended December 31, 2006**
> **File No. 000-28498**

Dear Mr. Mostacero:

We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief